

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Mr. Saul V. Reibstein
Senior Vice President Finance and Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

      Re: Penn National Gaming, Inc.
              Form 10-K for fiscal year ended December 31, 2013
              Filed on February 27, 2014
              File No. 000-24206

Dear Mr. Reibstein:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Monick

              Jennifer Monick
              Senior Staff Accountant